[NAPSTER, INC. LETTERHEAD]

December 7, 2007

VIA EDGAR AND FACSIMILE (202) 772-9210

Mr. Mark Kronforst, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Napster, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed June 6, 2007
File No. 000-32373

Dear Mr. Kronforst:

We received your letter dated November 26, 2007, setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission on our above-referenced report filed under the Securities Exchange Act of 1934. Our response to the comment is set forth below. For the convenience of the Staff, we have restated the comment in bold prior to our response.

Form 10-K for the Fiscal Year Ended March 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 24

1.
We note your response to prior comment number 1, however it is unclear to us why you believe that the quantitative disclosure of “churn” would not be material to an investor’s understanding of your business. In this regard, we note your disclosure on page 24 which indicates that reducing churn is part of your overall corporate strategy. If the reduction of churn is a significant part of your overall strategy, please explain to us why you believe that this metric would not be useful information to an investor.

Mr. Mark Kronforst - December 7, 2007 - Page 2

Response:

The Company notes the Staff’s comment and supplementally advises the staff of the following:

Reduction of churn remains a part of the Company’s overall strategy, however it is one of several components of the Company’s overall strategy and the Company has determined that additional disclosure regarding churn (including quantitative disclosure of this metric) would not be material to investors in understanding and evaluating the Company.

In assessing whether additional disclosure of churn would be material, the Company considered the guidance set forth in Basic Inc. v. Levinson (485 U.S. 224 (1988)) and Staff Accounting Bulletin: No. 99 - Materiality (“SAB No. 99”). Under Basic, an omitted fact is considered material if there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or it would be viewed by a reasonable investor as having substantially altered the “total mix” of information made available. SAB No. 99 in turn states that an “assessment of materiality requires that one view the facts in the context of the ‘surrounding circumstances’ … or the ‘total mix’ of information.”

One of the reasons for the Company’s conclusion that additional disclosure regarding churn would not be material, is that the Company is still in the early stages of the development of its subscription services, which may result in greater variation in its periodic churn than for a more established company. Accordingly, while the Company continues to monitor its churn, it recognizes the limitations of this metric at this stage of its development. The Company also notes that its periodic churn, along with the number of new subscribers in a period, are components of the changes in its key volume metric, the number of paid subscribers, which the Company has included in its periodic filings. Additionally, the Company has reviewed the periodic filings of its principal competitors and, while noting that industry practice is not dispositive, its competitors are not providing additional detail regarding churn.

The Company acknowledges that as its subscription services and subscriber base mature, churn may become a more significant metric and additional disclosure regarding churn may become appropriate. In future filings, the Company will continue to assess whether additional disclosure of churn would be material, and if so, provide additional quantitative and qualitative disclosure regarding churn.

Mr. Mark Kronforst - December 7, 2007 - Page 3

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (310) 281-5000 with any questions or comments regarding this letter.

Respectfully submitted,

Napster, Inc.

/s/ Wm. Christopher Gorog
By: Wm. Christopher Gorog
Title: Chief Executive Officer and Chairman

cc:	Christine Davis, Senior Staff Accountant
Ms. Aileen Atkins
Ms. Suzanne M. Colvin
David A. Krinsky, Esq.